SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 October, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 10 September 2012
Exhibit 1.2	Transaction in Own Shares dated 10 September 2012
Exhibit 1.3	Q2 2012 Payments of Dividend in Sterling dated 11 September 2012
Exhibit 1.4	Transaction in Own Shares dated 13 September 2012
Exhibit 1.5	Transaction in Own Shares dated 17 September 2012
Exhibit 1.6	Transaction in Own Shares dated 20 September 2012
Exhibit 1.7	Transaction in Own Shares dated 24 September 2012
Exhibit 1.8	Director/PDMR Shareholding dated 26 September 2012
Exhibit 1.9	Director/PDMR Shareholding dated 27 September 2012
Exhibit 1.10	Transaction in Own Shares dated 27 September 2012
Exhibit 1.11	Director/PDMR Shareholding dated 28 September 2012
Exhibit 1.12	Transaction in Own Shares dated 28 September 2012
Exhibit 1.13	Total Voting Rights dated 28 September 2012

Exhibit 1.1

BP plc- Director/PDMR Shareholding
BP plc- 10 September 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 10 September 2012 by Computershare Plan Managers that on 10 September 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.347 per share through participation in the BP ShareMatch UK Plan :-

Director

Mr I.C. Conn                 73 shares
Mr B. Gilvary                73 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 73 shares
Mr B. Looney               73 shares
Mr D. Sanyal                70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.2

BP plc- Transaction in Own Shares
BP plc- 10 September 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 10 September 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                10 September 2012
Number of ordinary shares transferred:         69,732
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                     £3.68

Following the above transfer, BP p.l.c. holds 1,830,517,612 ordinary shares in treasury, and has 19,036,352,645 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.3

BP plc- Q2 2012 Payments of Dividend in Sterling
BP plc- 11 September 2012

BP p.l.c.
Second quarter interim dividend for 2012
Payments of dividends in sterling

On 31 July 2012, the Directors of BP p.l.c. announced that the interim dividend for the second quarter 2012 would be US$0.08 per ordinary share (US$0.48 per ADS). This interim dividend is to be paid on 25 September 2012 to shareholders on the share register on 10 August 2012. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative has been made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 5 September 2012 to 10 September 2012 (£1 = US$ 1.59455). Accordingly, the amount of sterling dividend payable in cash on 25 September 2012 will be:

5.0171
pence per share.

Details of the first quarter dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Company Secretary

Exhibit 1.4

BP plc- Transaction in Own Shares
BP plc- 13 September 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 13 September 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                13 September 2012
Number of ordinary shares transferred:         695,474
Highest transfer price per share:                    £4.347
Lowest transfer price per share:                     £4.20

Following the above transfer, BP p.l.c. holds 1,829,822,138 ordinary shares in treasury, and has 19,037,195,419 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP plc- Transaction in Own Shares
BP plc- 17 September 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 17 September 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                17 September 2012
Number of ordinary shares transferred:        36,381
Highest transfer price per share:                    £4.20
Lowest transfer price per share:                     £3.68

Following the above transfer, BP p.l.c. holds 1,829,785,757 ordinary shares in treasury, and has 19,037,550,700 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP plc- Transaction in Own Shares
BP plc- 20 September 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 20 September 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               20 September 2012
Number of ordinary shares transferred:        20,923
Highest transfer price per share:                   £4.20
Lowest transfer price per share:                    £4.55

Following the above transfer, BP p.l.c. holds 1,829,764,834 ordinary shares in treasury, and has 19,038,064,583 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP plc- Transaction in Own Shares
BP plc- 24 September 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 24 September 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                24 September 2012
Number of ordinary shares transferred:        17,378
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                     £4.20

Following the above transfer, BP p.l.c. holds 1,829,747,456 ordinary shares in treasury, and has 19,038,240,649 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP plc- Director/PDMR Shareholding
BP plc- 26 September 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 25 September 2012 BP p.l.c. was advised by Equiniti that on 25 September 2012 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.035 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	69
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	227
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	329
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	377

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.9

BP plc- Director/PDMR Shareholding
BP plc- 27 September 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 26 September 2012 by SEB Sweden that on 25 September 2012 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 10,965 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $7.035 per share, through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.10

BP plc- Transaction in Own Shares
BP plc- 27 September 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 27 September 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  27 September 2012
Number of ordinary shares transferred:          11,663
Highest transfer price per share:                      £4.55
Lowest transfer price per share:                       £4.20

Following the above transfer, BP p.l.c. holds 1,829,735,793 ordinary shares in treasury, and has 19,053,373,668 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.11

BP plc- Director/PDMR Shareholding
BP plc- 28 September 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 27 September 2012 by Fidelity Stock Plan Services LLC, that on 25 September 2012 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$42.260 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	274.482	265.83	225.602	133.521
Mr R. Fryar	227.238	265.83	465.825	N/A
Mr A. Hopwood	265.759	325.262	465.825	N/A
Mr H. L. McKay	513.102	265.83	846.900	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.12

BP plc- Transaction in Own Shares
BP plc- 28 September 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 28 September 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                     28 September 2012
Number of ordinary shares transferred:             604,982
Transfer price per share:                                       £4.46

Following the above transfer, BP p.l.c. holds 1,829,130,811 ordinary shares in treasury, and has 19,053,994,550 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.13

BP plc- Total Voting Rights
BP plc- 28 September 2012

BP p.l.c.
Total voting rights and share capital
As at 28 September 2012, the issued share capital of BP p.l.c. comprised 19,053,994,550 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,829,130,811. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,059,077,050. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 October  2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary